=============================================================================


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                                  June 30, 2000

                                  CINERGY CORP.
                             139 EAST FOURTH STREET

                             CINCINNATI, OHIO 45202

   =============================================================================
*Inquiries concerning this Form U-9C-3
 should be directed to:                                  Bernard F. Roberts
                                                         Cinergy Corp.
                                                         139 East Fourth Street
                                                         Cincinnati, Ohio  45202
                                                         (513) 287-2090

                                TABLE OF CONTENTS

 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      7
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      9
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .     10
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .     11
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .     12
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .     13
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .     13

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .     14


                           ITEM 1. ORGANIZATION CHART

                                                    Energy or                                   Percentage of
                                                   Gas-Related        Date of      State of         Voting            Nature of
Name of Reporting Company                            Company       Organization  Organization   Securities Held        Business
-------------------------                          -----------     ------------  ------------   ---------------  -------------------

(Indentation indicates subsidiary relationship)

Cinergy Corp. ("Cinergy")


                                                                                                               Investing in Utility
 Nth Power Technologies Fund II, L.P.(1)           Energy-Related    02/25/2000   California          **       Related Technologies

 Cinergy Investments, Inc. ("Investments")


                                                                                                               Utility Materials
 Cinergy Supply Network, Inc. ("Supply")(2)        Energy-Related    01/14/1998    Delaware          100%      Brokering Services

                                                                                                               Utility Facilities
                                                                                                               Location and
   Reliant Services, LLC ("Reliant")(3)            Energy-Related    06/25/1998    Indiana            50%      Construction Services


 Cinergy Capital & Trading, Inc.                                                                               Marketing & Trading
   ("Capital &  Trading")(4)                       Energy-Related    10/08/1992    Indiana           100%      Energy Commodities

                                                                                                               Marketing & Trading
   CinCap IV, LLC ("CinCap IV")(5)                 Energy-Related    12/03/1997    Delaware           10%      Energy Commodities

                                                                                                               Marketing & Trading
   CinCap V, LLC ("CinCap V") (6)                  Energy-Related    07/21/1998    Delaware           10%      Energy Commodities

   Cinergy Marketing & Trading, LLC                                                                            Marketing & Trading
    ("Marketing & Trading") (7)                    Energy-Related    10/27/1995    Delaware          100%      Energy Commodities

                                                                                                               Marketing & Trading
   CinPower I, LLC ("CinPower") (8)                Energy-Related    06/12/1998    Delaware          100%      Energy Commodities

                                                                                                               Marketing & Trading
   Cinergy Transportation, LLC (New) (9)           Energy-Related    06/14/2000    Delaware          100%      Energy Commodities

                                                                                                               Engineering & Other
Cinergy Engineering, Inc. ("Engineering") (10)     Energy-Related    03/28/1997    Ohio              100%      Technical Services

                                                                                                               Commercialization of
Cinergy Technology, Inc. (11)                      Energy-Related    12/12/1991    Indiana           100%      Utility Technology

Cinergy Solutions Holdings Company, Inc.
("Solutions:)



                     ITEM 1. ORGANIZATION CHART (Continued)



                                                      Energy or                                   % of Voting
                                                     Gas-Related         Date of     State of     Securities       Nature of
Name of Reporting Company                              Company        Organization Organization      Held          Business
-------------------------                            -----------      ------------ ------------   ----------  -------------------

                                                                                                              Utility related
 Cinergy EPCOM, LLC (12)                             Energy-Related     08/20/1999   Delaware         100%    Engineering and
                                                                                                              Other Services


                                                                                                              Utility related
 Cinergy EPCOM College Park, LLC (13)                Energy-Related     08/20/1999   Delaware         100%    Engineering &
                                                                                                              Other Services


                                                                                                              Project Development
 Cinergy Solutions, Inc.(New) (14)                   Energy-Related     06/02/2000   Delaware         100%    --Qualifying
                                                                                                              Facilities

 Cinergy Solutions of Tuscola, Inc. (15)             Energy-Related     10/13/1998   Delaware         100%    Qualifying Facilities

                                                                                                              Leasing of Energy
 Energy Equipment Leasing LLC* (16)                  Energy-Related     11/12/1998   Delaware          49%    Related Assets


 Trigen-Cinergy Solutions LLC                                                                                 Preliminary
                                                                                                              Development Qualifying
   ("Trigen-Cinergy")(17)                            Energy-Related     02/18/1997   Delaware          50%    Facilities

 Trigen-Cinergy Solutions of Ashtabula, LLC (18)     Energy-Related     06/02/1999   Delaware          49%    Qualifying Facilities

 Trigen-Cinergy Solutions of Baltimore LLC (19)      Energy-Related     11/10/1998   Delaware          49%    Qualifying Facilities

 Trigen-Cinergy Solutions of Boca Raton LLC (20)     Energy-Related     09/04/1998   Delaware          51%    Thermal Energy

 Trigen-Cinergy Solutions of Cincinnati LLC (21)     Energy-Related     08/29/1997   Ohio              51%    Chilled Water

 Trigen-Cinergy Solutions of College Park, LLC (22)  Energy-Related     02/18/1999   Delaware          49%    Energy Services

 Trigen-Cinergy Solutions of Danville LLC* (23)      Energy-Related     11/29/1999   Delaware          49%    Qualifying Facilities

 Trigen-Cinergy Solutions of Elmgrove, LLC
  (New) (24)                                         Energy-Related     06/14/2000   Delaware          49%    Qualifying Facilities

 Trigen-Cinergy Solutions of Illinois L.L.C.* (25)   Energy-Related     04/17/1997   Delaware          49%    Qualifying Facilities

   Trigen-Cinergy Solutions of Lansing LLC (26)      Energy-Related     11/03/1999   Delaware          51%    Energy Services

 Trigen-Cinergy Solutions-USFOS of Lansing LLC (27)  Energy-Related     11/03/1999   Delaware        40.8%    Energy Services

 Trigen-Cinergy Solutions of Orlando LLC (28)        Energy-Related     06/12/1998   Delaware          51%    Chilled Water

 Trigen-Cinergy Solutions of Owings Mills LLC (29)   Energy-Related     09/20/1999   Delaware          49%    Qualifying Facilities



                          ITEM 1. ORGANIZATION CHART (Continued)



                                                       Energy or                                  % of Voting
                                                      Gas-Related        Date of     State of     Securities         Nature of
Name of Reporting Company                               Company       Organization Organization     Held             Business
-------------------------                             -----------     ------------ ------------   -----------  ---------------------

    Trigen-Cinergy Solutions of Owings Mills          Energy-Related    10/20/1999   Delaware        49%       Qualifying Facilities
       Energy Equipment Leasing, LLC (30)

  Trigen-Cinergy Solutions of Rochester LLC (31)      Energy-Related    10/20/1999   Delaware        49%       Energy Services

  Trigen-Cinergy Solutions of Silver Grove LLC (32)   Energy-Related    03/18/1999   Delaware        49%       Qualifying Facilities

  Trigen-Cinergy Solutions of St. Paul LLC (33)       Energy-Related    08/13/1998   Delaware        49%       Qualifying Facilities

  Trigen-Cinergy Solutions of Tuscola LLC (34)        Energy-Related    08/21/1998   Delaware        49%       Qualifying Facilities

 Cinergy Global Resources, Inc.
   Cinergy Global Power, Inc.

     Cinergy Global San Gorgonio, Inc.                                                                         Holds 50% Ownership
      ("San Gorgonio") (35)                           Energy-Related    10/13/1998   Delaware       100%       Interest in San
                                                                                                               Gorgonio Westwinds
                                                                                                               II, LLC
       San Gorgonio Westwinds II, LLC
       ("Westwinds") (36)                             Energy-Related    10/13/1998   California      50%       Qualifying Facility




* Inactive

** Cinergy holds a 9.9% limited partnership interest in Nth Power Technologies Fund II, L.P.

(1) Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)  Supply  brokers   transmission,   distribution  and  other  utility-related
     materials and services.

(3)  Reliant performs underground facilities location and construction services.

(4) Capital & Trading markets and trades energy commodities at wholesale together with derivative commodity instruments. Capital & Trading also markets financial restructuring services with respect to existing wholesale energy contracts. Certain subsidiaries of Capital & Trading are exempt wholesale generators; such subsidiaries did not contribute substantial revenues to Capital & Trading for periods covered by Capital & Trading's financial statements filed concurrently herewith.

(5)  CinCap IV purchases and sells electricity at wholesale.

(6)  CinCap V purchases and sells electricity at wholesale.

(7) Marketing & Trading (formerly Producers Energy Marketing, LLC) is engaged in the marketing of natural gas at wholesale.

(8) CinPower was formed to optimize economic benefits in connection with a restructured wholesale power purchase agreement.

(9) Cinergy Transportation, LLC is engaged in the marketing of natural gas at wholesale.

(10) Engineering is in the business of marketing various utility-related engineering services.

(11) Cinergy   Technology,    Inc.   is   devoted   to   developing   commercial
     utility-related technology.

(12) Cinergy   EPCOM,   LLC  was  formed  to  market   various   utility-related
     engineering,   procurement,   construction,   operation   and   maintenance
     functions.

(13) Cinergy   EPCOM   College   Park,   LLC  was  formed  to  perform   various
     utility-related  engineering,  procurement,   construction,  operation  and
     maintenance functions at the University of Maryland.

(14) Cinergy Solutions, Inc. was formed to conduct certain project-related preliminary developmental activities, principally related to cogeneration projects, other energy-related businesses, formerly conducted by Cinergy Solutions Holdings Company, Inc.

(15) Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a combined heat and power plant in Tuscola, Illinois.

(16) Energy Equipment Leasing LLC was formed to lease, sell, or finance energy related equipment.

(17) Trigen-Cinergy engages in the preliminary development of qualifying facilities and/or thermal energy facilities; specific projects are developed and held by special purpose affiliates (listed elsewhere in Item
     1).

(18) Trigen-Cinergy Solutions of Ashtabula, LLC was formed to develop, construct, operate, and maintain energy facilities located in Ashtabula, Ohio, and to provides associated electricity and other energy-related products and services.

(19) Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate, and maintain energy facilities located in Baltimore, Maryland, and to provides associated electricity and other energy-related products and services.

(20) Trigen-Cinergy Solutions of Boca Raton LLC was formed to develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated thermal and other energy-related products and services.

(21) Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(22) Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment located in College Park, Maryland and owned by the University of Maryland.

(23) Trigen-Cinergy Solutions of Danville LLC was formed to acquire existing cogeneration assets.

(24) Trigen-Cinergy Solutions of Elmgrove, LLC was formed to provide energy services, including cogeneration, steam, and compressed air, at the customer's manufacturing facility in New York.

(25) Trigen-Cinergy Solutions of Illinois L.L.C. was formed to provide energy services, including cogeneration, steam, and compressed air, at the customer's manufacturing facility in Illinois.

(26) Trigen-Cinergy Solutions of Lansing LLC was formed to enter a LLC Agreement with US Filter Operating Services, Inc. providing for the formation and management of Trigen-Cinergy Solutions-USFOS of Lansing LLC.

(27) Trigen-Cinergy Solutions-USFOS of Lansing LLC was formed to develop, construct, and operate certain energy facilities to be located at the General Motors Corporation in Lansing, Michigan.

(28) Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate, and maintain a district cooling business in the city of Orlando, Florida.

(29) Trigen-Cinergy Solutions of Owings Mills LLC was formed to develop, construct, operate, and maintain certain energy facilities to be located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(30) Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC was formed to lease, sell, or finance energy-related equipment.

(31) Trigen-Cinergy Solutions of Rochester LLC was formed to provide energy services to Kodak Park in Rochester, New York.

(32) Trigen-Cinergy Solutions of Silver Grove LLC was formed to provide energy and other services to the Lafarge Gypsum manufacturing plant in Silver Grove, Kentucky. These services will include the design, installation, and operation of a combined heat and power system.

(33) Trigen-Cinergy Solutions of St. Paul LLC was formed to develop, construct, finance, own, operate, and maintain certain energy facilities to be located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

(34) Trigen-Cinergy Solutions of Tuscola LLC was formed to develop, construct, operate, and maintain certain energy facilities to be located in Tuscola, Illinois and to provides associated electricity and thermal energy products and services.

(35) San Gorgonio holds a 50% interest in San Gorgonio Westwinds II, LLC.

(36) Westwinds owns a qualifying small power production windfarm facility in California.



     ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*
                                                                                                             Net Change
  Associate Company                      Energy-Related                            Type of                 in Borrowings/
   Advancing Funds                  Company Receiving Funds                      Transaction                Contributions
------------------------    -------------------------------------------    -----------------------  --------------------------------
                                                                                                            (in thousands)
Investments                 Supply                                           Open account advance              $   66

Investments                 Reliant Services, LLC                            Open account advance                 140

Investments                 Capital & Trading                                Open account repayment              (768)

Investments                 Engineering                                      Open account advance                 234

Investments                 Technology                                       Open account advance                 443

Capital & Trading           CinCap IV                                        Open account advance                 374

Capital & Trading           CinCap V                                         Open account advance                 421

Capital & Trading           Marketing & Trading                              Open account repayment            (2,476)

Capital & Trading           CinPower                                         Open account advance                 254

Solutions                   Cinergy EPCOM, LLC                               Open account advance                 441

Solutions                   Cinergy EPCOM College Park, LLC                  Open account advance                 217

Solutions                   Cinergy Solutions of Tuscola, Inc.               Open account advance               3,609

Solutions                   Trigen-Cinergy                                   Open account advance               1,055

Solutions                   Trigen-Cinergy Solutions of Ashtabula, LLC       Open account advance                 857

Solutions                   Trigen-Cinergy Solutions of Baltimore, LLC       Open account advance               1,280

Solutions                   Trigen-Cinergy Solutions of Boca Raton, LLC      Open account advance                 126

Solutions                   Trigen-Cinergy Solutions of Cincinnati, LLC      Open account repayment              (109)

Solutions                   Trigen-Cinergy Solutions of College Park, LLC    Open account advance                 211

Solutions                   Trigen-Cinergy Solutions of Orlando LLC          Open account repayment               (33)

Solutions                   Trigen-Cinergy Solutions of Rochester LLC        Open account repayment              (567)

Solutions                   Trigen-Cinergy Solutions of Tuscola              Open account advance                  96

Cinergy Global              San Gorgonio                                     Capital contribution                 132
Power, Inc.



*Item 2 excludes an increase in guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries during the second quarter of 2000 totaling approximately $134 million. These guarantees are included in Item 4. Summary of Aggregate Investment.

                         ITEM 3. ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies


    Reporting Company           Associate Utility Company                    Types of Services                     Total Amount
  Rendering Services(1)            Receiving Services                            Rendered                             Billed
-------------------------      ----------------------------         ---------------------------------           --------------------
                                                                                                                   (in thousands)
Reliant Services, Inc.            The Cincinnati Gas &                        Line locating and
                                    Electric Company                       underground construction
                                                                                 services                                $606

Reliant Services, Inc.              PSI Energy, Inc.                          Line locating and
                                                                           underground construction
                                                                                 services                                 845

Reliant Services, Inc.           The Union Light, Heat,                       Line locating and
                                   and Power Company                       underground construction
                                                                                 services                                  42

(1)      All of the services below were rendered pursuant to service agreements approved in File No. 70-9449 (see
         HCAR No. 27016, May 4, 1999, exhibits B-1, B-2, and B-3).


                   ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

  Associate Utility Company           Reporting Company         Types of Services           Total Amount
    Redering Services (1)             Receiving Services            Rendered                   Billed
----------------------------      -----------------------     ---------------------     ---------------------
                                                                                            (in thousands)
                                                                   Engineering and
        PSI Energy, Inc.              Cinergy EPCOM, LLC        construction services           $   65


        PSI Energy, Inc.              Cinergy Solutions
                                         Tuscola, Inc.           Maintenance services                9

        PSI Energy, Inc.             Cinergy Solutions, Inc.     Maintenance services                3

      The Cincinnati Gas &             Cinergy Capital &
       Electric Company                  Trading, Inc.           Maintenance services                5

      The Cincinnati Gas &                                         Engineering and
       & Electric Company              Cinergy EPCOM, LLC       construction services              198




(1)      All of the services below were rendered pursuant to service agreements approved in File No. 70-9449 (see
         HCAR No. 27016, May 4, 1999, exhibits B-1, and B-2).

                                      ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                            June 30,2000
                                              --------------------------------
                                                           (in thousands)

Investments in Energy-Related Companies:

  Total consolidated capitalization of
    Cinergy as of June 30, 2000                      $6,663,561

  Total capitalization multiplied by 15%                                $999,534

  Greater of $50 million or total
    capitalization multiplied by 15%                                     999,534

  Total current aggregate investment subsequent to March 24, 1997 (categorized by major line of energy-related business):

      Energy-related business category "i" (1)                -
      Energy-related business category "ii" (2)          14,691
      Energy-related business category "v" (3)          353,977
      Energy-related business category "vi" (4)          14,408
      Energy-related business category "vii" (5)         27,510
      Energy-related business category "viii" (6)        53,553
                                                        -------
  Total current aggregate investment                                     464,139
                                                                         -------

           Difference between the greater of $50
           million or 15% of capitalization and
           the total aggregate investment of the
           registered holding company system                           $535,395

                                                                       =========

(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.

(2) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)  Rule 58 defines  category  "v" as the  brokering  and  marketing  of energy
     commodities,   including  but  not  limited  to  electricity,   natural  or
     manufactured gas and other combustible fuels.

(4) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(5) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

                            ITEM 5. OTHER INVESTMENTS
   Major Line of Energy-        Other Investment in Last     Other Investment in this       Reason for Difference in
 Related Business Business           U-9C-3 Report                 U-9C-3 Report                Other Investment
---------------------------     ------------------------     ------------------------     ----------------------------
                                                                 (in thousands)

NONE

                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

None

                                   SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Cinergy Corp.
                                   ---------------------------------------------
                                                   Registrant


Dated:  August 29, 2000


                                   By  /s/  Bernard F. Roberts
                                       -----------------------------------------
                                            Bernard F. Roberts
                                         Duly Authorized Officer
                                                   and
                                        Chief Accounting Officer


With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the first quarter of 2000 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Donald Mills, Executive Director
P.O. Box 615
Frankfort, KY 40602